Exhibit 99.2

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 1-800-252-3526 David Marshall Ph: + 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: + 44-751-559-7858

ELAN ANNOUNCES PUBLICATION OF EGM CIRCULAR IN RESPECT OF PROPOSED DEMERGER

DUBLIN, Ireland - November 13, 2012 - Elan Corporation, plc (NYSE: ELN) today announced the publication and filing of a circular to shareholders convening an extraordinary general meeting (“EGM”) to be held in the Davenport Hotel, 8/10 Merrion Street Lower, Dublin 2, Ireland at 10.00 a.m. on Wednesday, December 12, 2012 at which a resolution in connection with the proposed demerger of Elan’s Neotope business (now referred to as the Prothena Business), originally announced on August 13, 2012, will be considered and voted on.

As previously announced, and assuming the necessary preconditions are fulfilled, including an affirmative vote of the Elan shareholders at the EGM, the Prothena business which comprises a substantial portion of Elan’s drug discovery business platform, will be separated into another company by way of a demerger. This company, previously named Neotope Corporation plc, but now named Prothena Corporation plc (Prothena), will be a new publicly traded company incorporated in Ireland.

Under the demerger, Elan will transfer the Prothena Business to Prothena in exchange for Prothena issuing directly to the holders of Elan ordinary shareholders and American Depositary Shares, on a pro rata basis, Prothena shares, representing 99.99% of Prothena’s outstanding shares. Immediately after the demerger (and conditional on prior completion of the demerger) a wholly owned subsidiary of Elan will subscribe $26 million and receive Prothena shares representing 18% of the total outstanding ordinary shares of Prothena (as calculated immediately following the subscription by Elan). The remaining 0.01% of Prothena’s outstanding shares, which were issued to the original incorporators of Prothena will then be redeemed and cancelled. Accordingly, after completion of the transaction, Elan shareholders will directly and indirectly own 100% of the

Prothena Business by virtue of their direct ownership of 82% of Prothena’s outstanding shares and indirect ownership of 18% of Prothena’s outstanding shares. Additionally, in connection with the reorganization of the Prothena Business, which preceeds the demerger, Elan is making a cash investment of $99 million in the subsidiaries holding the Prothena Business.

It is intended that application will be made for the Prothena shares to be admitted to trading on the NASDAQ Global Market, with such admission expected to occur immediately after completion of the demerger. Prothena will not be conducting any offering of its shares as part of such admission and its shares will not be admitted to trading on any market other than the NASDAQ Global Market.

Further information on the demerger and on the reasons why the Board of Directors of Elan, other than Dr. Lars Ekman who has not taken part in the deliberations of the Board given his intended role in Prothena as Chairman of the board of Prothena, believe it to be in the best interests of Elan and its Shareholders as a whole, are contained in the Circular.

A detailed timetable for completion of the demerger, including the record date for the purposes of receiving shares in Prothena, will be issued by way of announcement in due course, with expected completion by the end of December, 2012.

A copy of the Circular is being submitted to the Irish Stock Exchange, and will shortly be available for inspection at:

Company Announcements Office,

Irish Stock Exchange,

28 Anglesea Street,

Dublin 2,

Ireland.

Defined terms used in this announcement have the same meaning as set out in the Circular, unless otherwise stated.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

Forward-Looking Statements

This press release contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: some or all of the necessary preconditions to the proposed demerger are not fulfilled and the demerger is either delayed or cancelled; if the demerger does occur the anticipated benefits of the demerger do fail to come to fruition, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful discovery, development and commercialization of additional products especially given the proposed separation of the Prothena business which will leave us with no material pre-clinical research or development programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; whether our continuing obligations to fund Janssen AI will be reduced; and the speed with which regulatory authorizations and product launches may be achieved; whether the charges we still expect to incur as the result of the restructuring of our business turn out to be greater than we expect; we own approximately six percent of Alkermes plc and our shares are subject to legal and contractual transfer restrictions; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in its Reports of Foreign Issuer on Form 6-K, and in Prothena Corporation’s Form 10, each as filed with the United States Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE: Elan Corporation, plc:

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